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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

10029581

SEC FILE NUMBER
8-43368

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Berenson & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue
(No. and Street)

New York	NY	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lewis — (212) 446-1735
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Berenson & Company, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

[signature]

Signature

CFO

Title

[signature]

Notary Public

SHEILA SHEYNIN
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. # 01SH[illegible]
COMM. EXP. MARCH 30, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

BERENSON & COMPANY, LLC

(a wholly owned subsidiary of Berenson & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Berenson & Company, LLC
New York, New York

We have audited the accompanying statement of financial condition of Berenson & Company, LLC (the "Company" and a wholly owned subsidiary of Berenson & Company, Inc.) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Berenson & Company, LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 22, 2010

BERENSON & COMPANY, LLC
(a wholly owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition
December 31, 2009

ASSETS	
Cash and cash equivalents (including restricted cash of $105,312)	$ 9,181,938
Securities owned, at fair value	4,103,100
Advisory fees receivable	50,000
Prepaid expenses	372,495
Due from parent, net	2,070,725
Fixed assets, net of accumulated depreciation and amortization of $ 535,960 (Note F)	139,882
Other assets	20,011
	$ 15,938,151
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accrued compensation	$ 7,659,000
Accrued expenses	85,000
Unearned revenue	125,000
Accounts payable	40,284
Deferred rent	148,231
	8,057,515
Commitments (Note G)	
Member's equity	7,880,636
	$ 15,938,151

See notes to statement of financial condition

BERENSON & COMPANY, LLC
(a wholly owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2009

NOTE A - ORGANIZATION

Berenson & Company, LLC (the "Company") is a wholly owned subsidiary of Berenson & Company, Inc. (the "Parent"). The Parent is the managing member, and only member of the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fees earned in relation to a specific transaction or project are recognized when the transaction or project is complete and billable.

Depreciation of office equipment is recorded on a straight-line basis over a five-year period. Leasehold improvements are being amortized on a straight-line basis over the shorter of their estimated useful life or the life of the applicable office lease. Software is being amortized on a straight-line basis over three years.

Cash and cash equivalents include holdings in money market mutual funds held at two financial institutions. In the event of the financial institutions' insolvency, recovery of such assets may be limited to account insurance or other protection.

Securities owned are recorded on a trade-date basis and consists of fixed income mutual funds which are valued at publicly quoted exchange prices.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company is a single member LLC wholly owned by the Parent and is a disregarded entity for federal and state income tax purposes.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has reviewed the Company's tax positions for all open tax years (tax years ended December 31, 2006 through December 31, 2009) and concluded that no provision for unrecognized tax benefits or expense is required in these financial statements.

NOTE C - VALUATION OF SECURITIES OWNED

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the members develop based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The members use judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

All of the Company's securities consist of fixed income mutual funds and have been classified within Level 1 of the fair value hierarchy.

NOTE D - BENEFIT PLANS

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

NOTE E - NET CAPITAL

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $100,000, or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $12,381,206 which exceeded the minimum net capital requirement of $100,000 by $12,281,206. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.

The Company claims an exemption from the Securities and Exchange Commission Customer Protection Rule 15c3-3 pursuant to Section (K)(2)(i) and does not effect any transactions with customers.

NOTE F - FIXED ASSETS

Fixed assets at December 31, 2009 are comprised of the following:

Computer and office equipment	$ 105,205
Software	3,338
Furniture and fixtures	251,968
Leasehold improvements	215,749
Telecommunications	51,262
Artwork	48,320
Total cost	675,842
Less accumulated depreciation and amortization	(535,960)
Fixed assets, net	$ 139,882

During 2009, there were retirements of fully depreciated fixed assets with an aggregate total original cost of $310,230.

NOTE G - COMMITMENTS

The Company leases office space on the fourth floor of 667 Madison Avenue under a non-cancelable operating lease, which expires in January 2013. Future minimum lease payments at December 31, 2009 are as follows:

2010	$ 1,010,004
2011	1,010,004
2012	1,010,004
2013	84,167
	$ 3,114,179

The lease requires a security deposit of $100,000, which has been satisfied by a letter of credit. The Company has collateralized such letter of credit with a cash deposit of $100,475, which is included in restricted cash.

NOTE H - RELATED PARTY

As of December 31, 2009, the amount due from parent totaled $2,070,725.

NOTE I - SIGNIFICANT CLIENTS

During 2009, the advisory fees earned from two clients represent approximately 56% of total advisory fees earned for the year ended December 31, 2009.

NOTE J - SUBSEQUENT EVENTS

The members have evaluated events through February 22, 2010, the date that this financial statement was available to be issued.